UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

4Q20 HIGHLIGHTS

Strong operating performance driven by our increasingly relevant purpose, “Digitalize to Bring Closer”, combined with high speed connectivity and superior customer service

•	Total customer base grew 1.5% y-o-y, reaching more than 95 million accesses;
•	FTTH customers totaled 3,378 thousand (+36.3% y-o-y), with 248 thousand net additions in 4Q20;
•	Postpaid accesses grew 3.9% y-o-y and accounted for 57.1% of total mobile accesses, with a market share of 37.7% in December 2020;
•	Our overall mobile market share increased to 33.6% in December 2020, 7.8 p.p. higher than the second player;
•	4.5G coverage in 1,872 cities and FTTH was launched in 102 cities in 2020, reaching 266 cities.

The growing significance of core business revenues consolidates the transformation of Vivo’s revenue profile, leading to positive prospects for the future

•	Core-business[1] revenues accounted for 88% of total revenues, +4 p.p. y-o-y;
•	Mobile service revenues increased 2.1% y-o-y in 4Q20, pointing towards a return to pre-pandemic levels;
•	FTTH revenues were R$896 million (+52.9% y-o-y);
•	IPTV revenues came to R$313 million (+28.3% y-o-y).

The automation and digitalization of processes support strong cost efficiency

•	Operating Costs fell 3.4% y-o-y in 4Q20, due to a decline in commercial expenses, driven by digitalization and automation initiatives and lower expenses related to the COVID-19 pandemic;
•	EBITDA totaled R$4,877 million (+0.8% y-o-y) in 4Q20, with an EBITDA margin of 43.6%. In 2020, EBITDA totaled R$17,733 million, accompanied by an EBITDA margin of 41.1%.

Optimized allocation of investments and active financial management lead to strong cash generation and second to none shareholder remuneration

•	Investments amounted to R$2,429 million in 4Q20, focused on expanding the FTTH network and improving the quality and capacity of 4G and 4.5G;
•	Free cash flow totaled R$9.6 billion (+12.6% y-o-y in 2020), reflecting active financial management and efficient Capex allocation;
•	Proposed shareholder remuneration of R$5.4 billion[2], resulting in a dividend payout of 113.6% and a dividend yield[3] of 7.0%.

[1] Total Company’s revenues excluding fixed voice, xDSL and DTH.

[2] Includes the proposed dividend to be ratified at the Annual Shareholders' Meeting to be held on April 15, 2021.

[3] Considers the amounts deliberated to the preferred shares until the unification of shares classes held on November 23rd, 2020.

2

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the fourth quarter of 2020, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The spreadsheet with the data is available on our Investor Relations website: http://www.telefonica.com.br/ri.

General Data[4] [5][6][7]

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

NET OPERATING REVENUES	11,193	(1.6)	43,126	(2.6)
Net Mobile Revenues	7,569	1.6	28,421	(0.9)
Net Fixed Revenues	3,623	(7.7)	14,705	(5.7)
OPERATING COSTS	(6,316)	(1.5)	(25,318)	(3.1)
Recurring Operating Costs[1]	(6,316)	(3.4)	(25,394)	(3.5)
EBITDA	4,877	(1.8)	17,808	(1.8)
EBITDA Margin	43.6%	(0.1) p.p.	41.3%	0.3 p.p.
Recurring EBITDA[1]	4,877	0.8	17,733	(1.2)
Recurring EBITDA Margin[1]	43.6%	1.0 p.p.	41.1%	0.6 p.p.
NET INCOME	1,293	1.5	4,771	(4.6)

CAPEX EX-LICENSES | EX-IFRS 16	2,429	3.1	7,789	(11.9)
FREE CASH FLOW[2]	708	(72.8)	9,610	12.6

TOTAL SUBSCRIBERS (THOUSAND)	95,051	1.5	95,051	1.5
Mobile Subscribers	78,532	5.3	78,532	5.3
Fixed Subscribers	16,519	(13.3)	16,519	(13.3)

Core Revenues[3]	9,828	3.2	37,030	1.5
Core Revenues / Net Operating Revenues	87.8%	4.1 p.p.	85.9%	3.5 p.p.
Non-core Revenues[4]	1,365	(26.4)	6,096	(21.7)
Non-core Revenues / Net Operating Revenues	12.2%	(4.1) p.p.	14.1%	(3.5) p.p.

[1] Since 2Q20, due to the atypical results mainly related to the COVID-19 pandemic, the Company has been considering Reported EBITDA as Recurring EBITDA. In 1Q20: positive effect of the sale of towers and rooftops in the amount of R$75.7 million. In 3Q19: positive effect of the sale of Data Centers in the amount of R$64.3 million. In 4Q19: positive effect of R$1.4 million related to the reversal of organizational restructuring costs; and positive effect of R$126.5 million related to the adequacy of international intellectual property.

[2] Free Cash Flow after leasing payments. In 1Q20: it includes R$470 million in proceeds from the sale of towers and rooftops. In 3Q19: includes R$446 million in proceeds from the sale of Data Centers. In 1Q19 and 2Q19: payment related to the corporate restructuring of R$44 million and R$43 million, respectively.

[3] Total Company’s revenues excluding fixed voice, xDSL and DTH.

[4] Fixed voice, xDSL and DTH revenues.

3

MOBILE BUSINESS

Operating Performance[8]

Thousand	4Q20	∆% YoY	2020	∆% YoY
TOTAL SUBSCRIBERS	78,532	5.3	78,532	5.3
Postpaid	44,870	3.9	44,870	3.9
M2M	10,452	3.5	10,452	3.5
Prepaid	33,663	7.2	33,663	7.2
MARKET SHARE[1]	33.6%	0.6 p.p.	33.6%	0.6 p.p.
Postpaid[1]	37.7%	(1.7) p.p.	37.7%	(1.7) p.p.
Prepaid[1]	29.3%	2.4 p.p.	29.3%	2.4 p.p.
ARPU (R$/month)	29.1	(2.4)	28.6	(2.5)
Postpaid (Human)	51.0	(3.0)	50.7	(3.1)
M2M	3.1	2.7	3.0	0.8
Prepaid	13.4	1.7	12.9	2.4
MONTHLY CHURN	2.9%	(0.4) p.p.	3.1%	(0.2) p.p.
Postpaid (ex-M2M)	1.1%	(0.5) p.p.	1.3%	(0.4) p.p.
Prepaid	4.8%	(0.6) p.p.	5.1%	(0.1) p.p.

Total accesses came to 78,532 thousand at the end of 4Q20, up 5.3% y-o-y, with a total market share of 33.6% in December 2020, the highest level in over 10 years.

In the postpaid segment, Telefônica Brasil reached 44,870 thousand accesses in December 2020, up 3.9% y-o-y. Postpaid accesses accounted for 57.1% of the total mobile customer base, with a market share of 37.7% in December 2020. Postpaid net additions reached 909 thousand new accesses in the fourth quarter of 2020, reflecting the gradual increase of commercial working hours, as stores are the main channel for serving this kind of public. The Company remains leader in 4G-technology handsets, with a market share of 32.7% in December 2020 (7.6 p.p. more than the second player), which is a result of the quality of the customer base and the Company’s strategy focused on data and digital services.

The prepaid customer base increased to 33,663 thousand accesses in December 2020, up 7.2% y-o-y, with 905 thousand net additions in 4Q20, resulting in a market share of 29.3% in December 2020, up 2.4 p.p. versus 4Q19.

In the Machine-to-Machine (M2M) market, the access base reached 10,452 thousand customers in December 2020, up 3.5% y-o-y. Telefônica Brasil is also the market leader in this segment, with a market share of 37.4% in December 2020.

Mobile ARPU fell 2.4% y-o-y in 4Q20, mainly because of the growth of the prepaid customer base, which has a lower ARPU.

[1] In December 2020.

4

Financial Performance

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

NET MOBILE REVENUES	7,569	1.6	28,421	(0.9)
Net Mobile Service Revenues	6,760	2.1	25,948	(0.1)
Net Handset Revenues	809	(2.4)	2,473	(8.5)

Net Mobile Revenues grew 1.6% y-o-y in 4Q20. This performance was propelled by the increase of mobile service revenues, which was partially offset by slightly lower handset revenues.

Mobile Service Revenues rose 2.1% in 4Q20, signaling a gradual recovery of economic activity and the constant search for high-quality connectivity and coverage. Postpaid Revenues[1] grew 0.9% y-o-y in 4Q20, mainly due to the increase of prices applied in the quarter and customer base growth supported by the migration of prepaid customers to the hybrid segment. Prepaid Revenues increased 7.3% y-o-y in 4Q20, thanks to a combination of accelerated net additions and higher top up volumes, mainly through digital channels. The gradual country’s economic recovery is reflected in the gradual improvement of the mobile service revenue, attesting the essentiality of connectivity and the perception of network quality.

Additionally, the attractiveness of the Company’s portfolio is anchored by the wide range of digital services made available through partnerships with relevant content providers, such as Telecine, Spotify, Netflix and, more recently, Disney+, launched in 4Q20. This strengthens the overall value proposition and leads to an ARPU increase by combining data usage and digital services.

Net Handset Revenues dropped 2.4% y-o-y, because of a slight reduction in seasonal sales caused by the COVID-19 pandemic.

[1] Postpaid revenues include M2M and wholesale.

5

FIXED LINE BUSINESS[10][11][12]

Operating Performance

Thousand	4Q20	∆% YoY	2020	∆% YoY
TOTAL SUBSCRIBERS[1]	16,519	(13.3)	16,519	(13.3)
Fixed Broadband	6,276	(9.1)	6,276	(9.1)
FTTH	3,378	36.3	3,378	36.3
Others	2,899	(34.6)	2,899	(34.6)
Pay TV	1,248	(5.5)	1,248	(5.5)
IPTV	891	24.7	891	24.7
DTH	357	(41.0)	357	(41.0)
Voice	8,995	(16.8)	8,995	(16.8)
ARPU | Broadband (R$/month)	78.2	9.1	75.7	14.8
ARPU | Pay TV (R$/month)	111.2	2.4	108.6	3.4
ARPU | Voice (R$/month)	34.3	(3.5)	34.5	(3.2)

CORE FIXED SUBSCRIBERS[2]	5,975	4.1	5,975	4.1
NON-CORE FIXED SUBSCRIBERS[3]	10,544	(20.8)	10,544	(20.8)

We ended 4Q20 with 16,519 thousand total fixed accesses, down 13.3% y-o-y, pressured by the decline of non-core accesses (fixed voice, xDSL and DTH), mainly due to the maturity of these services.

Fixed broadband accesses came to 6,276 thousand in 4Q20, down 9.1% from 4Q19, mainly because of the disconnection of xDSL customers. The FTTH customer base, whose ARPU is significantly higher, continues to grow at an accelerated pace, increasing 36.3% y-o-y in 4Q20, to 3,378 thousand accesses, as a result of the Company’s strategy to focus on the expansion of its fiber footprint, which offers higher speeds and a better customer experience. By the end of 2020, more than 65% of ultra-broadband customers were connected through fiber.

As a result of the strong growth of the FTTH customer base, broadband ARPU was up 9.1% y-o-y in 4Q20 boosted by FTTH ARPU that increased 13.3% y-o-y in 4Q20.

Pay-TV accesses totaled 1,248 thousand, a decrease of 5.5% y-o-y in 4Q20, due to the Company's decision to stop selling DTH technology. On the other hand, there was an improvement in the customer mix driven by a 24.7% increase of IPTV accesses. In this context, Pay-TV ARPU increased 2.4% y-o-y in 4Q20, validating the Company's focus on high-end customers.

Voice accesses totaled 8,995 thousand in 4Q20, down 16.8% from 4Q19, mainly because of the fixed-to-mobile substitution and voice-to-data migration.

[1] Does not include Corporate Data Links (115 thousand in 4Q20).

[2] FTTx and IPTV accesses.

[3] Fixed voice, xDSL and DTH.

6

Financial Performance

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

NET FIXED REVENUES	3,623	(7.7)	14,705	(5.7)
Broadband[1]	1,486	(1.6)	5,956	4.1
FTTH	896	52.9	3,060	50.4
Others	589	(36.2)	2,895	(21.4)
Pay TV	418	(4.8)	1,660	(9.2)
IPTV	313	28.3	1,124	26.7
DTH	105	(46.2)	535	(43.1)
Corporate Data and ICT and Others	710	(4.2)	2,784	0.7
Fixed Voice	1,010	(18.2)	4,306	(18.6)

Growing Businesses²	2,259	9.1	8,609	10.2
Legacy Businesses³	1,365	(26.4)	6,096	(21.7)
1- Broadband revenues include residential and SME customers.
2- FTTx, IPTV, Corporate Data and ICT, Wholesale.
3- Fixed voice, xDSL and DTH.

Net Fixed Revenues fell 7.7% y-o-y in 4Q20, impacted by the decrease of non-core revenues (fixed voice, xDSL and DTH services). Core fixed revenues grew 9.1% y-o-y in 4Q20, showing the Company's focus on higher value products.

Broadband Revenues fell 1.6% y-o-y in 4Q20, due to the disconnection of xDSL customers, offset by the substantial increase of FTTH Revenues, which accounted for 60.3% of this line in the period, up 52.9% y-o-y. We continue to focus our efforts on increasing the number of customers connected with fiber and migrating customers to higher speeds, with higher ARPU, besides expanding the FTTH network. In the 4Q20, the Company’s fiber network reached an additional 22 cities. By the end of 2020, we already had FTTH coverage in 266 cities.

Pay-TV Revenues fell 4.8% y-o-y in 4Q20, due to the Company’s more selective approach to this service, focusing on high-end products to optimize profitability. Thus, IPTV, which is increasingly associated with fiber connectivity and offers a superior customer experience, increased 28.3% over 4Q19.

Corporate Data and ICT and other revenues decreased 4.2% y-o-y in 4Q20, still reflecting companies’ decision to postpone investments because of the pandemic, which led to a reduction in equipment sales, partially offset by the performance of new services revenues in the B2B market, such as data, cloud and IT services.

Voice revenues dropped 18.2% y-o-y in 4Q20, mainly because of the maturity of the service and the fixed-to-mobile substitution.

The Company has reinforced its focus on transforming its revenue profile to consolidate itself as a reference in cutting edge technologies and digital services. Accordingly, we demonstrate in Annex I the composition of core and non-core revenues, that indicate positive prospects.

7

OPERATING COSTS

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

OPERATING COSTS	(6,316)	(1.5)	(25,318)	(3.1)
Personnel	(910)	(8.6)	(3,741)	(0.4)
Costs of Services Rendered	(2,513)	10.3	(10,173)	5.8
Interconnection	(301)	17.5	(1,333)	22.5
Taxes and Contributions	(411)	10.5	(1,690)	5.8
Third-party Services	(1,525)	16.8	(5,788)	5.0
Others	(276)	(19.9)	(1,362)	(4.1)
Cost of Goods Sold	(934)	1.3	(2,879)	(8.8)
Commercial Expenses	(1,890)	(9.2)	(7,854)	(9.0)
Provision for Bad Debt	(380)	(8.9)	(1,740)	3.4
Third-party Services	(1,440)	(10.0)	(5,888)	(11.9)
Others	(71)	8.7	(225)	(14.4)
General and Administrative Expenses	(312)	(8.0)	(1,216)	(4.5)
Other Net Operating Revenues (Expenses)	244	18.1	544	78.9
Recurring Operating Costs[1]	(6,316)	(3.4)	(25,394)	(3.5)

Operating Costs[1], excluding depreciation and amortization expenses, fell 3.4% from 4Q19, reaching R$6,316 million in 4Q20, while inflation was +4.5% (IPCA - 12M). The reduction was mainly due to lower commercial expenses.

Personnel Costs fell 8.6% y-o-y in 4Q20, mainly due to the measures adopted by the Company related to Law 14,020/2020, such as the reduction in working hours and temporary suspension of employment contracts.

The Cost of Services Rendered line grew 10.3% y-o-y in 4Q20, reflecting the rise of interconnection costs, higher regulatory fees due to the expansion of the mobile customer base and increased variable expenses related to the growing sales of digital services.

Cost of Goods Sold was up 1.3% in 4Q20 y-o-y, because of the reopening of commercial activity.

Commercial Expenses fell 9.2% y-o-y in 4Q19, benefited by the increased contribution of digitalization and automation activities related to customer service and digital sales channels.

The Provision for Doubtful Accounts totaled R$380 million in 4Q20, accounting for 2.3% of Gross Revenues, down 0.2 p.p. from 4Q19, due to the intensification of collection activities aimed at mitigating the effects of the COVID-19 pandemic.

Third-party Services fell 10.0% y-o-y in 4Q20, maintaining the trend observed in the previous quarter of a y-o-y decline in commercial expenses and commissioning costs. The larger share of e-commerce and the accelerated digitalization of processes that make up the customer journey (e-billing, AURA virtual assistant and Meu Vivo app) led to lower costs related to call center, back office and bill printing and mailing, among others.

General and Administrative Expenses fell 8.0% from 4Q19, due to ongoing cost control in these lines.

[1] - Inclusion of atypical results mainly related to the COVID-19 pandemic. In 2Q20: considers Reported Operating Costs as Recurring Operating Costs. In 1Q20: non-recurring positive effect of the sale of towers and rooftops in the amount of R$75.7 million. In 3Q19: positive effect of the sale of Data Centers in the amount of R$64.3 million. In 4Q19: positive effect of R$1.4 million related to the reversal of organizational restructuring costs; positive effect of R$126.5 million related to the adequacy of international intellectual property.

8

Other Net Operating Revenues (Expenses) totaled net revenues of R$244 million, mainly due to higher tax recoveries and lower labor and civil contingencies in the period.

EBITDA

Recurring EBITDA[1] (earnings before interest, taxes, depreciation and amortization) totaled R$4,877 million in 4Q20, up 0.8% from 4Q19, with an EBITDA margin of 43.6% (+1.0 p.p. y-o-y), enhanced by the expansion of core revenues combined with effective and long-lasting efficiency measures adopted by the Company. In 2020, Recurring EBITDA[2] amounted to R$17,733 million, a reduction of 1.2% when compared to the previous year, with a Recurring EBITDA margin of 41.1%, a growth of 0.6 p.p. in the period.

Reported EBITDA reduced 1.8% in 4Q20 over 4Q19. EBITDA margin remained almost stable (-0.1 p.p. y-o-y). In 2020, Reported EBITDA amounted to R$17.808 million, with an EBITDA margin of 41.3% (+0.3 p.p. y-o-y).

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

DEPRECIATION AND AMORTIZATION	(2,922)	(2.2)	(11,228)	2.8
Depreciation	(2,252)	(1.7)	(8,582)	6.8
Amortization	(671)	(4.1)	(2,646)	(8.3)

Depreciation and Amortization fell 2.2% y-o-y in 4Q20, mainly due to lower amortization of intangible assets.

FINANCIAL RESULT

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

FINANCIAL RESULT	(287)	56.5	(573)	(30.1)
Income from Financial Investments	40	(36.5)	177	(34.9)
Debt Interest	(247)	39.2	(649)	(21.9)
Monetary and Exchange Variation and Others	(81)	16.1	(102)	(61.1)

In 4Q20, the Financial Result was an expense of R$287 million, 56.5% higher than in 4Q19, mainly due to an upturn in gross debt, due to an increased volume of contracts recognized under IFRS16.

In 2020, we recorded a financial expense of R$573 million, down 30.1% from 2019, mostly due to a reduction in net debt and an interest rate decline, partially offset by the monetary restatement of lawsuits.

[1] - In 4Q19: positive effect of R$1.4 million related to the reversal of organizational restructuring costs; and positive effect of R$126.5 million related to the adequacy of international intellectual property.

[2] - Excludes the following: In 1Q20: positive effect of the sale of towers and rooftops in the amount of R$75.7 million. In 3Q19: positive effect of the sale of Data Centers in the amount of R$64.3 million. In 4Q19: positive effect of R$1.4 million related to the reversal of organizational restructuring costs; and positive effect of R$126.5 million related to the adequacy of international intellectual property.

9

NET INCOME

Net Income totaled R$1,293 million in 4Q20, up 1.5% y-o-y, due to lower tax expenses in the quarter. Net Income reached R$4,771 million in 2020, down 4.6% from 2019.

CAPEX

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

Network	1,882	5.9	6,328	(13.0)
Technology / Information System	405	3.2	1,154	(2.6)
Products and Services, Channels, Administrative and Others	142	(24.3)	307	(20.4)
CAPITAL EXPENDITURES[1] | EX-IFRS 16	2,429	3.1	7,789	(11.9)
IFRS 16 | Leasing	3,351	775.2	4,461	147.3
TOTAL | IFRS 16	5,781	111.0	12,250	15.0

CAPITAL EXPENDITURES[1] EX-IFRS 16 / NET REVENUES	21.7%	1.0 p.p.	18.1%	(1.9) p.p.

Capex[1] reached R$2,429 million in 4Q20, equivalent to 21.7% of Net Operating Revenues for the period. The investments were focused on FTTH and IPTV adoption and footprint expansion and 4G and 4.5G capacity increase and network expansion, to support the growing demand for data and ensure the excellence of services provided.

In 2020, Capex totaled R$7,789 million, equivalent to 18.1% of Net Operating Revenues, mainly focused on the expansion of the FTTH network and mobile service quality.

[1] Does not include the amount related to license renewal of R$184.3 million in 4Q20.

10

CASH FLOW

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY

Recurring EBITDA	4,877	0.8	17,733	(1.2)
Capital Expenditures	(2,429)	3.1	(7,789)	(11.9)
Taxes and Net Financial Result	(285)	(17.2)	(840)	(25.1)
Working Capital Variation	(26)	n.a.	2,880	63.6
FREE CASH FLOW FROM BUSINESS ACTIVITIES	2,136	(29.7)	11,984	23.1
IFRS16 | Lease Payments	(1,428)	279.8	(2,844)	89.3
FREE CASH FLOW AFTER LEASE PAYMENTS	708	(73.4)	9,140	11.0
Proceeds from the Sale of Assets	0	n.a.	470	21.1
FREE CASH FLOW AFTER LEASE PAYMENTS AND NON-RECURRING EFFECTS[1]	708	(72.8)	9,610	12.6

Free Cash Flow after Leasing payments[1] totaled R$708 million in 4Q20, down 73.4% from 4Q19 (R$1,955 million), because of the phasing of investment payments, inventory, and taxes.

In 2020, Free Cash Flow after Leasing payments came to R$9,140 million, up 11.0% y-o-y, due to the optimized allocation of investments, lower financial and tax payments, in addition to improved working capital performance, partially offset by higher leasing payments.

[1] In 1Q20: includes R$470 million in proceeds from the sale of towers and rooftops. In 3Q19: includes R$446 million in proceeds from the sale of Data Centers. In 1Q19 and 2Q19: payment related to the corporate restructuring of R$44 million and R$43 million, respectively.

11

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2.5% to 5.5%	2023	0.1	0.1	0.1
Suppliers	R$	114.6% to 149.0% of CDI	2021	376	0	376
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	29	0	29
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	1,015	1,000	2,015
Financial Leases	R$	IPCA	2033	40	303	343
ISSUANCES | EX-IFRS 16				1,461	1,303	2,763
IFRS 16 Effects | Leasing	R$	IPCA	2044	2,222	8,254	10,476
TOTAL | IFRS 16				3,682	9,557	13,239

Net Debt | ex-IFRS 16 L.T. Debt Profile

Consolidated in R$ million	12/31/2020	09/30/2020	12/31/2019	4Q20
Short-Term Debt	1,461	2,521	2,162	Year	Pro forma	IFRS 16
Long-Term Debt	1,303	1,329	2,849		(R$ million)	(R$ million)
Total Debt	2,763	3,850	5,011	2021	1,041	3,269
Cash and Cash Equivalents	(5,764)	(8,370)	(3,407)	2022	35	2,119
Net Derivatives Position	6	18	(16)	2023	32	1,552
Contingent Consideration Guarantee Asset[1]	0	0	(484)	2024	28	926
Net Debt	(2,995)	(4,502)	1,104	After 2024	167	1,691
Net Debt / EBITDA AL2	(0.20)	(0.29)	0.07	Total	1,303	9,557
1- Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.
2- LTM EBITDA "after lease payments", disregarding payment of principal and interest related to financial leasings.

The Company closed 4Q20 with gross debt of R$2,763 million, excluding the recognition of liabilities for all leases, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. The Company has no outstanding debt in foreign currency.

Excluding the effect of IFRS 16, the Company recorded net cash of R$2,995 million in 4Q20. Net cash increased R$4,099 million y-o-y, mainly due to increased cash generation in the period. Considering the impact of IFRS 16, net debt totaled R$7,481 million at the end of the period.

12

OWNERSHIP STRUCTURE

12/31/2020	Common/Total
Controlling Group	1,244,241,119
73.6%
Minority Shareholders	443,933,052
26.3%
Treasury	2,810,752
0.2%
Total Number of Shares	1,690,984,923

Book Value per Share: R$41.20

Subscribed/Paid up Capital: R$63,571 million

CAPITAL MARKET

The Company’s common shares (VIVT3) closed 4Q20 at R$46.50, down 19.8% from the closing price at the end of 2019. In the same period, the daily trading volume averaged R$129.3 million.

The ADRs (VIV) traded on the NYSE closed 4Q20 at US$8.87, down 38.1% from the closing price at the end of 2019. The daily trading volume of ADRs averaged US$16.8 million.

The chart below shows the Company's stock performance:

SHAREHOLDER REMUNERATION

In 2020, the Board of Directors approved the payment of interest on capital and dividends totaling the gross amount of R$5.4 billion related to fiscal year 2020. As a result, dividend payout reached 113.6% and dividend yield[1] was 7.0% in 2020, reaffirming the Company’s commitment to maximizing returns to shareholders. This amount will be considered as part of the mandatory minimum dividends for fiscal year 2020, ad referendum of the Annual Shareholders' Meeting to be held on April 15, 2021, and payments will be made as described in the table below, which also includes the amounts per share to be distributed.

[1] Considers the amounts deliberated to the preferred shares until the unification of shares classes held on November 23rd, 2020.

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In addition, the Company is frequently executing its Share Buyback Program, with a total of 518,800 shares repurchased in 2020 and 801,700 shares in 2021, totaling R$58.4 million.

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

Dividends (based on Dec-20)	To be deliberated on 04/15/2021[1]	04/15/2021	1,588	1,200	Common	0.940376	0.940376	10/05/2021

Dividends (based on Nov-20)	11/12/2020	12/28/2020	1,200	1,200	Common	0.710827	0.710827	10/05/2021

IOC (based on Nov-20)	11/12/2020	12/28/2020	260	221	Common	0.154013	0.130911	07/13/2021

IOC (based on Oct-20)	11/16/2020	11/27/2020	400	340	Common	0.236902	0.201367	07/13/2021

IOC	09/17/2020	09/28/2020	650	552.5	Common	0.360985	0.306837	07/13/2021
(based on Aug-20)					Preferred	0.397084	0.337521
IOC	06/17/2020	06/30/2020	900	765	Common	0.499826	0.424852	07/13/2021
(based on May-20)					Preferred	0.549808	0.467337
IOC	03/19/2020	03/31/2020	150	127.5	Common	0.083304	0.070809	07/13/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	02/14/2020	02/28/2020	270	229.5	Common	0.149948	0.127456	07/13/2021
(based on Jan-20)					Preferred	0.164942	0.140201
1- Dividend proposed by the Management for future deliberation on the General Shareholder's Meeting, to be held on April, 15, 2021. Amount per share subject to changes due to eventual execution of the Share Buyback Program.

ESG – ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Telefônica Brasil has a business model designed to contribute to the country’s growth, offering high-quality connection and services that bring people closer and facilitate their lives. The Company’s purpose is to “Digitalize to bring closer”; it seeks to go beyond the financial result by developing programs and projects to promote, in addition to efficiency, environmental preservation and the well-being of society.

In 2020, Telefônica Brasil was included in the main national and international sustainability rankings. The Company was included in the portfolio of B3’s Corporate Sustainability Index (ISE) for the ninth consecutive year and in Vigeo Eiris’ Best Emerging Markets Performers Ranking for the sixth consecutive year. The Company is also included in the portfolio of S&P/B3 Brasil ESG, B3’s new sustainability index in partnership with S&P; is the best-ranked Telecom company in the Dow Jones Sustainability Index in Latin America; was ranked sixth in leadership in sustainability by ALAS20; and is included in the “A List” of the Carbon Disclosure Project (CDP).

In the environmental dimension, Telefônica Brasil boosted the “Recicle com a Vivo” (Recycle with Vivo) program, inviting customers and society as a whole to reflect on appropriate electronic waste disposal, reaching 7.68 tons (15% more than in 2019). It also expanded the distributed generation project and obtained ISO 50001 certification for the Energy Management System of its main administrative building in São Paulo.  As a result, Telefônica Brasil became the first telco company to obtain the certification in Brazil and the first Telefônica operation outside Europe to achieve this recognition. We are also present in the 2021 Carbon Efficient Index (ICO2), B3’s main index for companies committed to emission transparency and a low-carbon economy.

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On the social front, the Telefônica Vivo Foundation is responsible for Telefônica Brasil’s social projects, developing projects in education and volunteer work. The Foundation has been working in Brazil for 22 years; in 2020, it invested R$59.4 million, benefitting around 2.4 million people. In response to the pandemic, it invested an additional R$36.6 million in donations of inputs, hospital equipment and ventilators in several states, benefitting public hospitals from all over the country, as well as food donations to socially vulnerable families, totaling R$96 million.

Diversity is a strategic pillar, which is extremely important for the Company. In recognition of the initiatives developed during the year, Telefônica Brasil received the “CNN Notable Award”, in the Diversity category, for our commitment to diversity and inclusion, especially for initiatives during the COVID-19 pandemic.

Telefônica Brasil also obtained DSC 10.000 certification in recognition of the excellence of its Compliance Program - #VivoDeAcordo - in accordance with standards based on Brazilian anti-corruption laws and regulations. The certification reinforces the perception of ethics and integrity of employees, customers and partners in relation to the Company, as well as the strengthening of internal anti-corruption mechanisms.

The Company also debuted prominently in The Sustainability Yearbook 2021, prepared by S&P Global ESG, and was recognized in the "Industry Mover" category. The yearbook is considered a reference for investors for presenting the leaders in sustainability in the market among more than seven thousand companies participating in the Dow Jones Sustainability Index assessment.

All these important achievements and recognitions prove that, as we connect millions of Brazilians, we generate a positive impact for the market and society, fulfilling our purpose of “Digitalize to bring closer”.

15

INCOME STATEMENT

Consolidated in R$ million	4Q20	∆% YoY	2020	∆% YoY
GROSS OPERATING REVENUE	16,562	(2.2)	63,195	(5.1)
Gross Operating Mobile Revenue	10,998	(0.7)	41,041	(4.7)
Gross Operating Fixed Revenue	5,564	(5.0)	22,154	(5.7)
NET OPERATING REVENUE	11,193	(1.6)	43,126	(2.6)
Net Operating Mobile Revenue	7,569	1.6	28,421	(0.9)
Net Operating Fixed Revenue	3,623	(7.7)	14,705	(5.7)
OPERATING COSTS	(6,316)	(1.5)	(25,318)	(3.1)
Personnel	(910)	(8.6)	(3,741)	(0.4)
Costs of Services Rendered	(2,513)	10.3	(10,173)	5.8
Interconnection	(301)	17.5	(1,333)	22.5
Taxes and Contributions	(411)	10.5	(1,690)	5.8
Third-party Services	(1,525)	16.8	(5,788)	5.0
Others	(276)	(19.9)	(1,362)	(4.1)
Cost of Goods Sold	(934)	1.3	(2,879)	(8.8)
Commercial Expenses	(1,890)	(9.2)	(7,854)	(9.0)
Provision for Bad Debt	(380)	(8.9)	(1,740)	3.4
Third-party Services	(1,440)	(10.0)	(5,888)	(11.9)
Others	(71)	8.7	(225)	(14.4)
General and Administrative Expenses	(312)	(8.0)	(1,216)	(4.5)
Other Net Operating Revenue (Expenses)	244	18.1	544	78.9

EBITDA	4,877	(1.8)	17,808	(1.8)
EBITDA Margin %	43.6%	(0.1) p.p.	41.3%	0.3 p.p.
DEPRECIATION AND AMORTIZATION	(2,922)	(2.2)	(11,228)	2.8

EBIT	1,954	(1.2)	6,581	(8.8)

FINANCIAL RESULT	(287)	56.5	(573)	(30.1)

GAIN (LOSS) ON INVESTMENTS	(0)	n.a.	1	0.0

TAXES (INCOME TAX/SOCIAL CONTRIBUTION)	(374)	(28.3)	(1,238)	(11.2)

NET INCOME	1,293	1.5	4,771	(4.6)

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BALANCE SHEET

Consolidated in R$ million	12/31/2020	12/31/2019	∆%
ASSETS	108,738	108,290	0.4
Current Assets	19,061	18,645	2.2
Cash and Cash Equivalents	5,762	3,393	69.8
Accounts Receivable from Customers	10,103	10,263	(1.6)
Provision for Doubtful Accounts	(1,920)	(1,543)	24.4
Inventories	633	578	9.5
Recoverable Income Tax and Social Contribution	519	412	26.2
Recoverable Taxes, Fees and Contributions	2,512	4,176	(39.8)
Escrow Deposits and Frozen Assets	177	278	(36.1)
Derivative Financial Instruments	6	19	(69.4)
Prepaid Expenses	860	687	25.2
Other Assets	408	383	6.7
Non-Current Assets	89,678	89,645	0.0
Accounts Receivable from Customers	533	542	(1.7)
Provision for Doubtful Accounts	(153)	(101)	50.5
Financial Investments	46	64	(27.4)
Recoverable Taxes, Fees and Contributions	824	841	(2.0)
Deferred Income Tax and Social Contribution	139	171	(18.9)
Escrow Deposits and Frozen Assets	2,767	3,393	(18.5)
Derivative Financial Instruments	64	53	20.0
Prepaid Expenses	195	220	(11.6)
Other Assets	184	236	(21.8)
Investments	144	104	38.6
Property, Plant and Equipment, Net	44,353	42,847	3.5
Intangible Assets, Net	40,582	41,275	(1.7)
LIABILITIES AND SHAREHOLDERS' EQUITY	108,738	108,290	0.4
LIABILITIES	39,182	37,834	3.6
Current Liabilities	17,875	17,732	0.8
Payroll and Related Charges	764	752	1.6
Suppliers and Accounts Payable	6,613	6,872	(3.8)
Income Tax and Social Contribution	2	7	(74.2)
Taxes, Fees and Contributions	1,607	1,140	41.0
Loans, Financing, Debentures and Leasing	3,683	4,127	(10.8)
Interest on Capital and Dividends	3,866	3,587	7.8
Provisions and Contingencies	418	375	11.5
Derivative Financial Instruments	9	2	368.4
Deferred Revenues	507	506	0.1
Other Liabilities	407	365	11.4
Non-Current Liabilities	21,307	20,102	6.0
Payroll and Related Charges	4	36	(89.7)
Taxes, Fees and Contributions	319	285	12.0
Income Tax and Social Contribution	96	87	11.2
Deferred Income Tax and Social Contribution	4,415	3,146	40.3
Loans, Financing, Debentures and Leasing	9,557	9,698	(1.5)
Provisions and Contingencies	5,192	5,161	0.6
Derivative Financial Instruments	66	54	22.0
Deferred Revenues	239	212	13.0
Other Liabilities	1,418	1,423	(0.3)
SHAREHOLDERS' EQUITY	69,557	70,456	(1.3)
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,182	1,166	1.4
Profit Reserve	3,150	3,492	(9.8)
Additional Proposed Dividends	1,588	2,196	(27.7)
Other Comprehensive Income	66	31	114.7
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ANEXX I

Financial Performance – Core and Non-core Historic Data

Consolidated in R$ million	1Q19	2Q19	3Q19	4Q19	1Q20	∆% YoY	2Q20	∆% YoY	3Q20	∆% YoY	4Q20	∆% YoY

NET REVENUES	10,975	10,870	11,047	11,377	10,825	(1.4)	10,317	(5.1)	10,792	(2.3)	11,193	(1.6)
Core revenues[1]	8,906	8,880	9,168	9,523	9,131	2.5	8,734	(1.6)	9,337	1.8	9,828	3.2
Mobile core revenues[2]	7,081	6,972	7,161	7,452	7,070	(0.1)	6,618	(5.1)	7,163	0.0	7,569	1.6
Mobile Service Revenues	6,482	6,341	6,516	6,623	6,489	0.1	6,245	(1.5)	6,453	(1.0)	6,760	2.1
Handset Revenues	598	631	645	829	581	(2.9)	373	(40.9)	710	10.1	809	(2.4)
Fixed core revenues[3]	1,826	1,908	2,007	2,071	2,060	12.9	2,116	10.9	2,174	8.3	2,259	9.1
FTTx	999	1,024	1,052	1,086	1,090	9.1	1,153	12.6	1,222	16.1	1,236	13.8
IPTV	199	217	227	244	258	29.3	265	22.3	288	26.9	313	28.3
Corporate Data and CIT and others	628	668	727	741	712	13.3	698	4.5	664	(8.8)	710	(4.2)
Non-core revenues[4]	2,068	1,990	1,879	1,854	1,694	(18.1)	1,583	(20.4)	1,455	(22.6)	1,365	(26.4)
1 - Total Company's revenues excluding fixed voice, xDSL and DTH.
2 - Mobile service revenues, digital services and handsets.
3 - FTTx, IPTV, Corporate data & CIT, Wholesale and other fixed revenues.
4 - Fixed voice, xDSL and DTH revenues.

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CONFERENCE CALL

English

Date: February 24, 2020 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 8:00 a.m. (New York)

Telephones:

•	Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803
  USA: (+1 412) 717-9627
  United Kingdom: (+44 20) 3795-9972
  Spain: (+34 91) 038-9593

Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast in Portuguese.

Click here to access the webcast in English.

A replay of the conference call will be available one hour after the event, until March 2, 2021, at (+55 11) 3193-1012 or (+55 11) 2820-4012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director